SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              MGI Properties, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                    552885105
                -------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 552885105

  (1) Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Markel Corporation
       54-0292420

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

  (3) SEC Use Only . . . . . . . . . . . . . . . . . . . .

  (4) Citizenship or Place of Organization         Virginia Corporation

Number of Shares                  (5) Sole Voting Power             -0-
Beneficially Owned
by Each Reporting                 (6) Shared Voting Power           -0-
Person With
                                  (7) Sole Dispositive Power        -0-

                                  (8) Shared Dispositive Power      -0-

 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person       -0-

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares  (See Instructions) . . . . . . . . . . . . .

(11) Percent of Class Represented by Amount in Row 9       0%

(12) Type of Reporting Person  (See Instructions)        HC,  CO

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CUSIP NO. 552885105


Item 1 (a).       Name of Issuer:

                  MGI Properties, Inc.

Item 1 (b).       Address of Issuer=s Principal Executive Offices:

                  One Winthrop Square
                  Boston, Massachusetts   02110

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  552885105

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G). (Note: See
                  Item 7).

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:   -0-

                  (b)      Percent of Class:   -0-%




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CUSIP NO. 552885105


                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:   -0-

                           (ii)  shared power to vote or to direct the vote: -0-

                           (iii) sole power to dispose or to direct the
                                 disposition  of:                            -0-

                           (iv)  shared  power to dispose or to direct the
                                 disposition of:                             -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]. .

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

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CUSIP NO. 552885105


Item 10.          Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date:            February 14, 2000


                           Signature:       /s/  Alan I. Kirshner


                           Title:           Chairman

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CUSIP NO. 552885105


                                                                       EXHIBIT A


                                  SCHEDULE 13G


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation, (?Markel Gayner@) 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 0 shares or 0% of the outstanding common stock of MGI Properties, Inc. (the ?Company@) as a result of acting as investment adviser to Essex Insurance Company, Markel American Insurance Company, Evanston Insurance Company and Markel Insurance Company (each wholly owned subsidiaries of Markel Corporation) and certain other investors.

Markel Corporation, through its control of Markel Gayner, Essex Insurance Company, Markel American Insurance Company, Evanston Insurance Company and Markel Insurance Company, has sole power to direct the voting and disposition of shares of common stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of common stock of the Company held by certain other investors advised by Markel Gayner.



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CUSIP NO. 552885105


                                                                       EXHIBIT B


                             RULE 13d-1(f) AGREEMENT

The undersigned persons on this 14th day of February, 2000, agree and consent to the joint filing on their behalf of Schedule 13G in connection with their beneficial ownership of the common stock of MGI Properties, Inc.


                           MARKEL CORPORATION

                           By:      /s/  Alan I. Kirshner
                                    ------------------------------------
                           Title:   Chairman

                           ESSEX INSURANCE COMPANY

                           By:      /s/ Alan I. Kirshner
                                    ------------------------------------
                           Title:   Chairman

                           MARKEL AMERICAN INSURANCE COMPANY

                           By:      /s/  Alan I. Kirshner
                                    ------------------------------------
                           Title:   Chairman

                           EVANSTON INSURANCE COMPANY

                           By:      /s/  Anthony F. Markel
                           Title:   Chairman and Chief Executive Officer
                                    ------------------------------------

                           MARKEL GAYNER ASSET MANAGEMENT CORPORATION

                           By:      /s/  Thomas S. Gayner
                                    ------------------------------------
                           Title:   President